SODASTREAM REPORTS FOURTH QUARTER RESULTS

AIRPORT CITY, Israel – February 26, 2014 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and twelve month periods ended December 31, 2013.

For the fourth quarter ended December 31, 2013:

•	Revenue increased 26.4% to $168.1 million from $132.9 million in the fourth quarter 2012
•	EBITDA decreased 45.2% to $5.9 million from $10.7 million, and Adjusted EBITDA decreased 31.4% to $8.7 million from $12.6 million in the fourth quarter 2012
•	Net income was $0.7 million compared to $7.5 million in the fourth quarter 2012, and Adjusted net income was $3.5 million compared to $9.4 million in the fourth quarter 2012
•	Diluted earnings per share were $0.03, compared to $0.36 in the fourth quarter 2012 and Adjusted diluted earnings per share were $0.16 compared to $0.45 in the fourth quarter 2012

For the year ended December 31, 2013:

•	Revenue increased 29.0% to $562.7 million from $436.3 million in 2012
•	EBITDA increased 13.4% to $62.2 million from $54.9 million, and Adjusted EBITDA increased 19.9% to $73.2 million from $61.1 million in 2012
•	Net income decreased 4.2% to $42.0 million compared to $43.9 million in 2012, and Adjusted net income increased 6.0% to $53.0 million compared to $50.0 million in 2012
•	Diluted earnings per share were $1.96, compared to $2.09 in 2012 and Adjusted diluted earnings per share were $2.48 compared to $2.39 in 2012

“While the fourth quarter proved to be more challenging than we expected there were several highlights, along with important lessons from the past year that give us confidence about the future,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our ability to grow revenue 29% to $563 million in 2013, including selling a record 4.4 million soda makers and increasing gas refill unit sales 30% to a record 21.5 million, underscores the high level of consumer interest and activity in home carbonation. Our plan is to capitalize on our first mover advantage and leadership position by accelerating investments in brand building and demand creation in 2014 to capture a greater share of the global carbonated beverage market. Importantly, we have moved quickly to implement measures and controls in order to restore gross margins to historical levels and prevent the issues that impacted fourth quarter profitability from recurring. I’m confident we are on the right path towards achieving our primary goal of increasing household penetration.”

Fourth Quarter 2013 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2012	December 31, 2013	Increase (decrease)	Increase (decrease)
	In Millions USD			%
The Americas	$62.8	$72.7	$9.9	16%
Western Europe	51.9	71.6	19.7	38%
Asia-Pacific	11.6	14.8	3.2	28%
Central & Eastern Europe, Middle East, Africa	6.6	9.0	2.4	36%
Total	$132.9	$168.1	$35.2	26%

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2012	December 31, 2013	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$66.1	$77.8	$11.7	18%
Consumables	64.8	87.8	23.0	35%
Other	2.0	2.5	0.5	26%
Total	$132.9	$168.1	$35.2	26%

Product Segment Unit Breakdown
	Three Months Ended
	December 31, 2012	December 31, 2013	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	1,111	1,542	431	39%
CO2 Refills	4,308	5,375	1,067	25%
Flavors	7,362	9,751	2,389	32%

Gross margin for the fourth quarter 2013 was 42.4% compared to 53.0% for the same period in 2012. The decline was primarily attributable to lower average sell-in prices due largely to year end discounting and promotions, higher costs as the result of moving product between markets and channels combined with an increase in bundled promotional packs, a shift in product mix versus plan including lower CO2 refills and unfavorable changes in foreign currency exchange rates.

Sales and marketing expenses for the fourth quarter 2013 totaled $56.2 million, or 33.5% of revenue, compared to $52.8 million, or 39.7% of revenue for the comparable period in the prior year. The 620 basis point change in sales and marketing expenses as a percent of revenue was mainly attributable to a cost reduction in advertising and promotion expense as a percent of revenue to 16.8% from 22.7% in the fourth quarter 2012.

General and administrative expenses for the fourth quarter 2013 were $12.5 million, or 7.4% of revenue, compared to $10.2 million, or 7.6% of revenue in the comparable period of last year. The increase was mainly due to higher share-based compensation expense of $2.8 million in the quarter, compared to $1.9 million in the fourth quarter 2012, additional expenses related to our newly acquired Italian distributer as well as additional infrastructure to support growth, partially offset by a reduction in all other general and administrative expenses.

Operating income decreased 66.7% to $2.6 million, or 1.6% of revenue, compared to $7.9 million, or 5.9% of revenue in the fourth quarter 2012.

Tax expense was $0.3 million compared to tax expense of $0.1 million in the fourth quarter 2012. The increase in the tax expense was primarily due to geographic mix.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at December 31, 2013 were $40.9 million compared to $62.1 million at December 31, 2012. The decrease is primarily attributable to the investment in our new production facility, an increase in working capital and the purchase of our Italian distributor’s business.
•	The Company had $15.5 million of bank debt at December 31, 2013 mainly for financing the investment in its new production facility, compared to no bank debt at December 31, 2012.
•	Working capital at December 31, 2013 increased 63.3% to $155.4 million compared to $95.1 million at December 31, 2012. Inventories at December 31, 2013 increased 24.9% to $140.7 million compared to $112.7 million at December 31, 2012, mainly due to the overall growth of our business.

Guidance

•	The Company expects full year 2014 revenue to increase approximately 15% over 2013 revenue of $562.7 million.
•	The Company expects full year 2014 EBITDA to increase approximately 11% over 2013 EBITDA of $62.2 million. Excluding changes in foreign currency exchange rates compared to 2013, the Company expects 2014 EBITDA to increase approximately 25% over 2013.
•	The Company expects full year 2014 net income to increase approximately 3% over 2013 net income of $42.0 million.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, February 26, 2014) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the share-based compensation expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which exclude share-based compensation expense, should be considered in evaluating the Company’s operations. Adjusted net income and Adjusted diluted EPS exclude share-based compensation because it is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Statements of Operations
In thousands (other than per share amounts)

	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2012	2013	2012	2013
	(Audited)	(Unaudited)	(Unaudited)
Revenue	$436,316	$562,723	$132,947	$168,110
Cost of revenue	200,491	277,153	62,439	96,781

Gross profit	235,825	285,570	70,508	71,329

Operating expenses
Sales and marketing	153,009	186,289	52,833	56,242
General and administrative	37,767	50,353	10,160	12,467
Other income, net	(484)	-	(350)	-

Total operating expenses	190,292	236,642	62,643	68,709

Operating income	45,533	48,928	7,865	2,620

Interest expense, net	169	551	129	256
Other financial expense, net	767	1,695	125	1,359

Total financial expense, net	936	2,246	254	1,615

Income before income taxes	44,597	46,682	7,611	1,005

Income tax expense	737	4,655	78	324

Net income for the period	$43,860	$42,027	$7,533	$681

Net income per share
Basic	$2.16	$2.02	$0.37	$0.03
Diluted	$2.09	$1.96	$0.36	$0.03

Weighted average number of shares
Basic	20,344	20,791	20,530	20,892
Diluted	20,968	21,428	21,047	21,474

Consolidated Balance Sheets as of

	December 31,	December 31,
	2012	2013
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$62,068	$40,885
Inventories	112,679	140,709
Trade receivables	86,650	123,936
Other receivables	28,889	22,208
Derivative financial instruments	803	538
Total current assets	291,089	328,276

Property, plant and equipment	76,906	107,132
Intangible assets	41,978	48,104
Deferred tax assets	2,133	1,089
Other receivables	271	398
Total non-current assets	121,288	156,723

Total assets	412,377	484,999

Liabilities
Loans and borrowings	-	15,452
Derivative financial instruments	261	103
Trade payables	86,431	90,749
Income tax payable	8,866	9,869
Provisions	1,304	1,614
Other current liabilities	37,022	29,674
Total current liabilities	133,884	147,461

Employee benefits	1,939	2,221
Provisions	537	714
Deferred tax liabilities	1,527	2,997
Total non-current liabilities	4,003	5,932

Total liabilities	137,887	153,393

Shareholders’ equity
Share capital	3,330	3,378
Share premium	178,338	193,649
Translation reserve	3,628	3,394
Retained earnings	89,194	131,185
Total shareholders’ equity	274,490	331,606

Total liabilities and shareholders’ equity	$412,377	$484,999

Consolidated Statements of Cash Flows

	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2012	2013	2012	2013
	(audited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$43,860	$42,027	$7,533	$681

Adjustments:
Amortization of intangible assets	1,602	2,253	495	484
Change in fair value of derivative financial instruments	504	(310)	-	(43)
Depreciation of property, plant and equipment	8,522	12,740	2,493	4,135
Gain on sales of property, plant and equipment	(766)	-	(766)	-
Share based payment	6,189	11,019	1,896	2,781
Interest expense, net	169	551	129	256
Income tax expense	737	4,655	78	324
	60,817	72,935	11,858	8,618
Increase in inventories	(26,844)	(20,217)	(2,935)	17,374
Increase in trade and other receivables	(49,431)	(42,778)	(11,447)	(6,986)
Increase in trade payables	39,957	3,259	16,369	12,024
Increase in employee benefits	91	111	119	87
Increase (decrease) in provisions and other current liabilities	14,891	(9,226)	9,067	(9,804)
	39,481	4,084	23,031	21,313
Interest paid	(454)	(485)	(120)	(196)
Income tax received	2,191	3,769	458	-
Income tax paid	(4,041)	(2,960)	(994)	(673)
Net cash from operating activities	37,177	4,408	22,375	20,444

Cash flows from investing activities
Interest received	1,303	91	122	(23)
Investment in bank deposits	(20,000)	(10,000)	-	-
Proceeds from bank deposits	58,919	10,000	20,000	10,000
Proceeds from derivative financial instruments, net	(724)	417	(731)	367
Acquisition of subsidiary, net of cash acquired	(10,954)	(1,179)	-	-
Acquisition of property, plant and equipment	(34,080)	(39,799)	(10,321)	(13,503)
Acquisition of intangible assets	(3,692)	(4,844)	(1,567)	(1,301)
Net cash from (used in) investing activities	(9,228)	(45,314)	7,503	(4,460)

Cash flows from financing activities
Proceeds from exercise of employee share options	2,890	4,184	1,272	173
Change in short-term debt	(3,873)	15,452	-	(4,561)
Net cash from (used in) financing activities	(983)	19,636	1,272	(4,388)

Net increase (decrease) in cash and cash equivalents	26,966	(21,270)	31,150	11,596
Cash and cash equivalents at the beginning of the period	34,769	62,068	30,676	29,211
Effect of exchange rates fluctuations on cash and cash equivalents	333	87	242	78

Cash and cash equivalents at the end of the period	$62,068	$40,885	$62,068	$40,885

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Twelve months ended:
December 31, 2012 (Audited)	$157,705	204,332	42,367	31,912	$436,316
December 31, 2013 (Unaudited)	$218,169	268,500	43,554	32,500	$562,723

Three months ended:
December 31, 2012 (Unaudited)	$62,762	51,996	11,591	6,598	$132,947
December 31, 2013 (Unaudited)	$72,666	71,649	14,816	8,979	$168,110

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Twelve months ended December 31,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$436,316	$-	$436,316	$562,723	$-	$562,723
Cost of revenue	200,491	-	200,491	277,153	-	277,153

Gross profit	235,825	-	235,825	285,570	-	285,570

Operating expenses
Sales and marketing	153,009	-	153,009	186,289	-	186,289
General and administrative	37,767	(6,189)	31,578	50,353	(11,019)	39,334
Other income, net	(484)	-	(484)	-	-	-

Total operating expenses	190,292	(6,189)	184,103	236,642	(11,019)	225,623

Operating income	45,533	6,189	51,722	48,928	11,019	59,947

Interest expense, net	169	-	169	551	-	551
Other financial expense, net	767	-	767	1,695	-	1,695

Total financial expense, net	936	-	936	2,246	-	2,246

Income before income taxes	44,597	6,189	50,786	46,682	11,019	57,701

Income tax expense	737	-	737	4,655	-	4,655

Net income for the period	$43,860	$6,189	$50,049	$42,027	$11,019	$53,046

Net income per share
Basic	$2.16		$2.46	$2.02		$2.55
Diluted	$2.09		$2.39	$1.96		$2.48

Weighted average number of shares
Basic	20,344		20,344	20,791		20,791
Diluted	20,968		20,968	21,428		21,428

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended December 31,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$132,947	$-	$132,947	$168,110	$-	$168,110
Cost of revenue	62,439	-	62,439	96,781	-	96,781

Gross profit	70,508	-	70,508	71,329	-	71,329

Operating expenses
Sales and marketing	52,833	-	52,833	56,242	-	56,242
General and administrative	10,160	(1,896)	8,264	12,467	(2,781)	9,686
Other income, net	(350)	-	(350)	-	-	-

Total operating expenses	62,643	(1,896)	60,747	68,709	(2,781)	65,928

Operating income	7,865	1,896	9,761	2,620	2,781	5,401

Interest expense, net	129	-	129	256	-	256
Other financial expense (income), net	125	-	125	1,359	-	1,359

Total financial expense (income), net	254	-	254	1,615	-	1,615

Income before income taxes	7,611	1,896	9,507	1,005	2,781	3,786

Income tax expense (tax benefit)	78	-	78	324	-	324

Net income for the period	$7,533	$1,896	$9,429	$681	$2,781	$3,462

Net income per share
Basic	$0.37		$0.46	$0.03		$0.17
Diluted	$0.36		$0.45	$0.03		$0.16

Weighted average number of shares
Basic	20,530		20,530	20,892		20,892
Diluted	21,047		21,047	21,474		21,474

EBITDA and Adjusted EBITDA
	Twelve months ended		Three months ended
	December 31,		December 31,
	2012	2013	2012	2013
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$43,860	$42,027	$7,533	$681
Interest expense, net	169	551	129	256
Income tax expense (tax benefit)	737	4,655	78	324
Depreciation and amortization	10,124	14,993	2,988	4,619
EBITDA	54,890	62,226	10,728	5,880

Share based payment	6,189	11,019	1,896	2,781
Adjusted EBITDA	$61,079	$73,245	$12,624	$8,661

The following tables present the Company’s revenue, by
product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2012	2013	2012	2013
	(Audited)	(Unaudited)	(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$185,875	$233,146	$66,075	$77,796
Consumables	241,922	317,798	64,893	87,829
Other	8,519	11,779	1,979	2,485
Total	$436,316	$562,723	$132,947	$168,110

	Twelve months ended		Three months ended
	December 31,		December 31,
	2012	2013	2012	2013
	(Audited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	42.6%	41.4%	49.7%	46.3%
Consumables	55.4%	56.5%	48.8%	52.2%
Other	2.0%	2.1%	1.5%	1.5%
Total	100.0%	100.0%	100.0%	100.0%